UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated February 23, 2016

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    **Form 40-F** _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye Gold", "Sibanye" or "the Company")

TRADING STATEMENT AND NOTICE OF RELEASE OF OPERATING AND FINANCIAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2015

Westonaria, 23 February 2016: Shareholders are advised that profit attributable to shareholders of Sibanye Gold Limited ("Sibanye" or the "Group") (JSE: SGL AND NYSE: SBGL) is expected to be between R675 million and R775 million for the year ended 31 December 2015. Profit attributable to shareholders for the year ended 31 December 2014 was R1,552 million.

Despite an operational recovery through the year and a return to profitability from the June 2015 quarter, profit attributable to shareholders for the year ended 31 December 2015, was negatively affected by the relatively poor March 2015 quarter and the Eskom load shedding in the June 2015 quarter.

Moreover, the weighted average number of shares in issue increased 9% year-on-year following the acquisition of the Cooke Operations in 2014.

As a result of these factors, earnings per share ("EPS") and headline earnings per share ("HEPS") for the year ended 31 December 2015 are expected to be between 74 cents and 85 cents, and 70 cents and 81 cents respectively. EPS and HEPS for the year ended 31 December 2014 were 186 cents and 170 cents, respectively. This represents a decrease of between 60% and 54% in respect of EPS and a decrease of between 59% and 52% in respect of HEPS.

Normalised earnings for the year are expected to be between R1,180 million and R1,280 million, compared with normalised earnings of R2,258 million for the year ended 31 December 2014.

As mentioned in the operating update released on 1 February 2016, the operational issues which affected the March 2015 quarter are unlikely to be repeated and a much better operating result is forecast for the year ending 31 December 2016. The prevailing rand gold price is also significantly higher than the average price of R475,508/kg for the year ended 31 December 2015, which, should it remain at these levels, will significantly boost earnings and cash flow.

The financial information, on which the trading statement has been based, has not been reviewed or reported on by the Company's auditors.

NOTICE OF RELEASE OF OPERATING AND FINANCIAL RESULTS

Sibanye will release its operating and financial results for the year ended 31 December 2015 on SENS at approximately 08:00 CAT on Thursday 25 February 2015. Further details are available on the company website: www.sibanyegold.co.za.

CONTACT

James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS

Certain statements in this document constitute "forward-looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

These forward-looking statements, including, among others, those relating to Sibanye's future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye, and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, economic, business, political and social conditions in South Africa, Zimbabwe and elsewhere; changes in assumptions underlying Sibanye's estimation of its current Mineral Reserves and Resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; the ability of Sibanye to successfully integrate acquired businesses and operations (whether in the gold mining business or otherwise) into its existing businesses; the success of Sibanye's business strategy, exploration and development activities; the ability of Sibanye to comply with requirements that it operate in a sustainable manner; changes in the market price of gold, platinum group metals ("PGMs") and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye's ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans' in its management positions; failure of Sibanye's information technology and communications systems; the adequacy of Sibanye's insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye's operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of this document.

The Group undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: February 23, 2016

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer